4/19

04024431

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NNG OLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 21 2004
THOMSON FINANCIAL

FILE NO. 82- 34758 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/20/04

File No. 82-34758

RECEIVED

2004 APR 19 A 9:31

AR/S 12-31-03

HHG PLC

Full Annual Financial Report and Accounts

For the year ended 31 December 2003

Welcome to HHG PLC

HHG PLC
Formerly A.M.P. (U.K.) PLC
Company Registration
Number: 2072534

CONTENTS

ÔThe new group has strong prospects for growth and value realisation

HHG PLC
2003 Financial Results

31 March 2004

- Operating profit before tax of £98 million (2002: £108 million), after significant improvement in the second half of 2003
- Loss on ordinary activities before tax of £864 million (2002 loss: £343 million) following write-downs, amortisation, impairment of goodwill and present value of in-force business, and profit on business disposals totalling £889 million (2002: £365 million)
- Henderson operating profit of £32 million (2002: £54 million), second half improved 46% on first half
- Life Services operating profit of £81 million (2002: £86 million), recovered from a £40 million loss in first half to £121 million profit in second half
- Henderson assets under management of £70.6 billion (2002: £68.7 billion)
- Life Services' traditional embedded value (TEV) £1,145m, market consistent embedded value (MCEV) £1,271m at 31 December 2003. At 30 June 2003, they were £845m and £900m respectively
- At 31 December 2003, free asset ratios were: Pearl 2.1%, National Provident Life 1.4% and London Life 1.7%, compared to 1.8%, 0.4% and 1.1% respectively at 30 June 2003 and 2.7%, 1.3%, 2.6% at 31 December 2002. Implicit items included at 31 December 2003 totalled £43 million (31 December 2002: £580 million)

Comment from Chief Executive, Roger Yates

"In the second half of 2003, we delivered solid improvements in the underlying performance of both our main businesses – Henderson and Life Services. We achieved substantial uplifts in the embedded value, solvency and profitability of our life companies and a significant increase in earnings from Henderson, driven by better revenue.

"The strategic and capital management decisions taken in the first half of 2003 were reinforced by the actions taken in the second half to build a strong balance sheet and create substantial efficiency improvements.

"We made good progress against strategy in 2003 and will build on this in 2004. While investment markets still present some challenges, HHG has an effective platform for sustained growth and profitability from the asset management operations of Henderson and improving capital strength and operational efficiency from Life Services."

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

2003 financial result

The overall results for HHG PLC reflect the difficult market and financial environment in the first half of 2003 and the impact of the Demerger from AMP. In particular, Life Services suffered heavy write downs in the first half as a result of the closure to new business and the restructuring of the life companies themselves.

Life Services improvement
In Life Services, the focus on improving operational efficiency is beginning to bear fruit, with an improved result in the Service Company. Cost reduction targets to date have been met, driven by a reduction in headcount from around 4,900 to around 1,800 as a result of restructuring. At the same time, solvency improved on the new "realistic" basis captured in the FSA's Consultation Paper 195 – this improvement is most marked in Pearl. As the solvency of the life companies improves further, this will bring closer the prospect of release of shareholder capital. Finally, the second half saw an improvement in Life Services' embedded value from £845 million at 30 June 2003 to £1,145 at million at 31 December 2003 on a traditional basis and from £900 million to £1,271 million on a market consistent basis.

At £81m, the Life Services operating profit was strong, given the fundamental change to the business during the year. It turned around from an operating loss of £40m in the first half to an operating profit of £121m in the second half. While the turnaround was assisted by a number of one-off items, the result for 2003 as a whole is a better indication of the sustainable profitability of Life Services.

Henderson recovery
As regards Henderson, the first half of the year bore the full brunt of the bear market in stocks, with a marked recovery during the second half. Henderson's results reflected this, with a sharp (46%) improvement in operating profits in the second half, compared to the first. Second half revenues benefited from rising assets under management as the market recovered, while costs were held flat. The scale of improvement in the second half reflects the operational gearing in this business.

Overall, Henderson's cost to income ratio was 84% for 2003, showing the negative effect of lower first half revenues. The ratio improved in the second half due to a combination of higher revenue and flat costs. In 2004, we expect the cost to income ratio to fall below 80% and, in the medium term, we are targeting a ratio of around 75%, assuming benign market conditions.

Henderson's assets under management were relatively stable over the year, with revenue lost from outflows from AMP and Life Services internal funds being offset by generally higher margin inflows of external funds.

Other businesses
The smaller businesses of Towry Law and Virgin Money were not material in the context of 2003 Group profits, although Towry Law made a modest profit following a small loss in 2002.

During the year, two businesses not core to HHG PLC – Retirement Services and Pension Trustees – were sold, and Ample was sold in February 2004.

Outlook

HHG has made a sound start to 2004 with encouraging signs in both Henderson and Life Services. Henderson is benefiting from good sales of higher margin products, including property, mutual and hedge funds, on which, over time, profitability is expected to be sufficient to offset outflows of Life Services' internal assets under management. Meanwhile, Life Services is on track to deliver further cost savings.

While investment markets are still likely to present some challenges, HHG has a strong foundation for sustained growth and profitability from the asset management operations of Henderson and improving capital strength and operational efficiency from Life Services.

Notes to editors

About HHG PLC
HHG PLC was created in 2003 when the UK-based businesses of AMP Limited demerged. HHG is listed on the London and Australian stock exchanges and is a member of both the FTSE 250 and the ASX 100 indices.

HHG consists of:

- Henderson Global Investors (Henderson), a top 10 UK-based investment manager with £71 billion of assets under management,
- Life Services – made up of the life and pension books of Pearl Assurance plc, NPI Limited, National Provident Life Limited and London Life Limited, which are closed to new business, and HHG Services, which provides administration services to the life companies,
- The financial advisory firm, Towry Law, and
- A 50% joint venture in Virgin Money.

Financial Calendar

Annual General Meeting	10 June 2004
HHG PLC Interim results	Expected August 2004

Further information

Website	**www.hhg.com**	
Media Relations		
United Kingdom	*Financial Dynamics* Alex Child-Villiers Robert Bailhache	+44 (0)20 7269 7190
Australia	*Cannings* Graham Canning	+61 (0)2 9252 0622
Investor Relations		
United Kingdom	*HHG Investor Relations* Gail Williamson	+44 (0)20 7818 5310
Australia	*HHG Investor Relations*	+61 (0)2 9231 8606

Details of Analyst and Investor briefings

Australia – 9.45 am (Sydney time), 31 March

For a telephone link to the briefing dial numbers below at 9.40am, for 9.45 am start.

From	
Australia	028 228 7003 (local call)
New Zealand	0800 446 467 (local call)
Hong Kong	800 901 257 (local call)
Singapore	0800 101 1285 (local call)
United States	800 992 4048 (local call)
All others	+44 1452 542300 (this is not a local call)

United Kingdom – 9.30 am (London time), 31 March

For a telephone link to the briefing dial numbers below at 9.25am, for 9.30am start.

From	
United Kingdom	0845 245 3471 (local call)
All others	+44 1452 542300 (this is not a local call)

Details of newswire briefings

Australia – 9.00 – 9.30 am (Sydney time), 31 March

Participants dial-in	1800 200 102
Participants pass-code	393322

United Kingdom – 7.45 – 8.15 am (London time), 31 March

Participants dial-in	+44(0)207 019 9513

HHG Life Services

Embedded Values and Regulatory Capital Position

31 March 2004

HHG PLC

Agenda

- Overview of Life Services
- Embedded Values
  - Framework
  - Results
  - Assumptions
  - Analysis of Movement
  - Sensitivity Analysis
- Regulatory Capital Position
  - Realistic Balance Sheets
  - ABI Presentation
  - Statutory Balance Sheets
  - Equity Backing Ratios
- Summary

Overview of Life Services


Pearl
£13.6bn
National Provident Life

Embedded Value Framework

- Covers all business of Life Services including life companies and Service Company; excludes the value of investments in HHG companies outside Life Services
- Results prepared on both a Traditional and a Market-Consistent basis
- Traditional EV allows approximately for risk via risk-adjusted discount rate. Market-Consistent EV allows explicitly for the market-related risks within Life Services
- Market-Consistent EV includes a full market-consistent valuation of all policyholder liabilities using stochastic techniques and an asset calibration which replicates market prices at 31 December 2003
- Based on best estimate operating assumptions
- Advice provided by Tillinghast-Towers Perrin

Embedded Value Results

Life Services
Traditional Embedded Value [1]
As at 31 December 2003 (£m)

	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Adjusted net assets	394	22	193	609
Value of in-force business	493	143	99	735
Cost of capital	(171)	(10)	(18)	(199)
Traditional Embedded Value	716	155	274	1,145

Note

1. *At risk discount rates of 9.8% for Pearl & National Provident Life, and 7.9% for all other companies, representing margins above gilt rates of 5.0% and 3.0% respectively.*

Embedded Value Results

Life Services
Market-Consistent Embedded Value (Excluding Explicit Agency Costs)
As at 31 December 2003 (£m)

	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Adjusted net assets	394	22	193	609
Value of in-force business	470	205	112	787
Cost of capital	(113)	(4)	(8)	(125)
Market-Consistent Embedded Value	751	223	297	1,271

Embedded Value Results

Life Services
Illustrative Market-Consistent Embedded Value
As at 31 December 2003 (£m)

	Illustrative Level of Agency Costs [1]		
	0%	2.5%	5%
Market-Consistent Embedded Value (excluding explicit Agency Costs)	1,271	1,271	1,271
Agency Costs	0	(32)	(64)
Market-Consistent Embedded Value (including Agency Costs)	1,271	1,239	1,207

Note

1. Percent of Market-Consistent Embedded Value.

HHG PLC

Embedded Value Results

Life Services
Derivation of Adjusted Net Assets
As at 31 December 2003 (£m)

UK GAAP net assets after excluding the value of any investments in HHG companies outside Life Services	1,177
Exclude intangibles [1]	(86)
Exclude London Life contingent loan [2]	(161)
Exclude National Provident Life Limited contingent loan [3]	(303)
Exclude accrued shareholder transfers in Pearl [4]	(18)
Adjusted net assets	609

Notes

1 The intangibles excluded are NPI Goodwill of £31 million, NPI deferred acquisition costs of £48 million and Pearl deferred acquisition costs of £8 million.

2 The value of the contingent loan is included in the value of in-force business and is excluded from the adjusted net assets.

3 The value of National Provident Life is included within Pearl and National Provident Life's value of in-force business and is excluded from the adjusted net assets.

4 The value of the accrued shareholder transfers is included in the value of in-force and is excluded from the adjusted net assets.

Embedded Value Assumptions

- All on a best estimate basis
- Traditional EV economic assumptions

Embedded Value Assumptions

- Market-Consistent EV economic assumptions calibrated using prices of traded instruments, primarily swaps, swaptions and equity puts
- Risk discount rate in Traditional EV will be reviewed from time to time and set by reference to the Market-Consistent EV
- Prudent approach to setting risk discount rates under the traditional EV, likely to catch up MCEV when benign market conditions have been more sustained
- Cost of capital captures[1] a significant proportion of shareholder capital:
  - lock-in factor to the extent capital required to support with-profits capital requirement
  - recognition of double taxation on all assets on all assets, given likely requirement to retain within life companies

Embedded Value Assumptions - Cashflow Reconciliation


Claims comparison H2 2003 (£m)
2,500
2,000
1,500
1,000
500
0
Actual
Expected
Total (HHG PLC)
Pearl PP
Pearl CWP
Pearl UWP
London Life CWP
NPLL CWP
Other (PAUF, PAULP, NPIL, LL Linked)

- Broadly in line except for NPLL
- NPLL variances
  - SERP & Personal Pensions (£150 million)
  - Life Bonds, Other (£150 million)
  - A broad offset with good and bad experience

HHG PLC

Embedded Value Analysis of Movement

Life Services Analysis of Traditional EV Movement (£m) 31 December 2002 to 30 June 2003	
Traditional EV at 31 December 2002 (1)	**1,979**
Opening adjustments	(95)
Expected Return	87
Assumption Variances	(206)
Experience Variances	(256)
Capital movements	152
Other items	(291)
Unexplained	(29)
Traditional EV at 30 June 2003 (1)	**1,341**
Differences in Assumptions	59
Differences in Expense Methodology	(129)
Other Differences	(10)
Differences in capital allocation	(416)
Revised Traditional EV at 30 June 2003 (2)	**845**

Notes

1 As published in AMP's Investor Reports.

2 A review of the Traditional EV was performed by Tillinghast-Towers Perrin, Consulting Actuaries.

HHG PLC

Analysis of Traditional EV Movement

31 December 2002 to 30 June 2003


£m
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
TEV at 31Dec2002
Opening adjustments
Expected Return
Assumption Variances
Experience Variances
Capital movements
Other Items
Unexplained
TEV at 30Jun2003
Revised EM Basis
Revised TEV at 30Jun2003

Embedded Value Analysis of Movement

Life Services
Analysis of Traditional EV Movement (£m)
30 June 2003 to 31 December 2003

	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Traditional EV at 30 June 2003	491	136	218	845
Opening adjustments	30	(1)	10	39
Expected Return	32	3	6	41
Value created through Investment Management	93	(1)	2	94
Value created through Insurance Management	43	23	34	100
Capital movements	47	0	0	47
Other items and unexplained	(20)	(5)	4	(21)
Traditional EV at 31 December 2003	716	155	274	1,145

HHG PLC

Analysis of Traditional EV Movement


30 June 2003 to 31 December 2003
1,400
1,200
1,000
800
600
400
200
-
£m
TEV at 30Jun2003
Opening adjustments
Expected return
Investment management
Insurance management
Capital movements
Other / unexplained
TEV at 31Dec2003

Embedded Value Analysis of Movement

Life Services
Analysis of Market-Consistent EV Movement (£m)
30 June 2003 to 31 December 2003

	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Market Consistent EV at 30 June 2003	476	177	247	900
Opening adjustments	12	2	7	21
Expected Return	23	5	6	34
Value created through Investment Management	127	14	2	143
Value created through Insurance Management	32	24	36	92
Capital movements	67	0	0	67
Other items and unexplained	14	1	(1)	14
Market Consistent EV at 31 December 2003	751	223	297	1,271

HHG PLC

Analysis of Market-Consistent EV Movement


30 June 2003 to 31 December 2003
£m
1,400
1,200
1,000
800
600
400
200
-
MCEV at 30Jun2003
Opening adjustments
Expected return
Investment management
Insurance management
Capital movements
Other / unexplained
MCEV at 31Dec2003

Embedded Value Sensitivity Analysis

Life Services
Sensitivity of Traditional Embedded Value
As at 31 December 2003 (£m)

	Embedded Value			
	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Base value	716	155	274	1,145
Risk discount rate 1% higher [1]	687	134	265	1,086
Risk discount rate 1% lower [1]	748	179	284	1,211
Pre-tax investment returns on equities and property 1% lower and reduced by 0.25% on corporate bonds with bonus rates changing commensurately [2]	701	148	269	1,118
Discontinuance rates increased by 25% [3]	756	157	236	1,149
Annuitant mortality reduced by 5% [4]	682	147	271	1,100
Non-commission expenses increased by 10% [5]	716	155	210	1,081

Notes

1 Risk discount rates in respect of each line of business were increased/decreased by 1% per annum, for example from 9.9% pa to 10.9% pa for Pearl & NPLL. No corresponding change was assumed in future investment returns.

2 Assumed future pre-tax investment returns in respect of equities and property were decreased by 1% per annum, for example from 7.4% pa to 6.4% pa, and on corporate bonds by 0.25% per annum, for example from 5.4% pa to 5.15% pa. Future policyholder bonus and crediting rates were assumed to be adjusted commensurately. No corresponding change was assumed in opening asset values or in risk discount rates.

3 Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumption of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.

4 Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products.

5 All non-commission expenses (other than investment expenses) were assumed to be 110% of the best-estimate assumption. Premium rates and bonuses were assumed to remain unchanged. Assuming that the current service company fee agreements remain in force, then HHG Services Limited is the only company affected by this change.

Embedded Value Sensitivity Analysis

Life Services
Sensitivity of Market-Consistent Embedded Value (Excluding Explicit Agency Costs)
As at 31December 2003 (£m)

	Embedded Value			
	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	**Total**
Base value	751	223	297	1,271
Equity: 20% fall	674	216	285	1,175
Property: 20% fall	661	207	292	1,160
Corporate spreads as per CP195 [1]	654	202	297	1,153
Fixed interest yields fall by 100 basis points	646	211	294	1,151
Swaption volatilities increase by 1.5 percentage points [2]	733	223	297	1,253
Equity and property implied volatilities increase by 7 percentage points	705	223	297	1,225
Discontinuance rates increased by 25% [3]	794	224	253	1,271
Annuitant mortality reduced by 5% [4]	700	212	293	1,205
Non-commission expenses increased by 10% [5]	751	223	226	1,200

Notes

1 The corporate bond spreads test is based on a widening of GBP corporate bond spreads of 17 basis points for AAA rated and 94 basis points for BBB rated bonds.

2 A flat 1.5 percentage point increase was assumed across the swaption volatility "surface".

3 Discontinuance rates in respect of all products were assumed to be 125% of the best-estimate rates (for example increasing an assumption of 10% to 12.5%). This was applied in respect of both full and partial discontinuances.

4 Annuitant mortality rates were assumed to be 95% of the best-estimate assumed rates for all products.

5 All non-commission expenses (other than investment expenses) were assumed to be 110% of the best estimate assumption. Premium rates and bonuses were assumed to remain unchanged. Assuming that the current service company fee agreements remain in force, then HHG Services Limited is the only company affected by this change.

Regulatory Capital

- Significant UK regulatory changes
- CP195 published by FSA in August 2003
- Twin Peaks assessment for all UK Life Companies with material WP Funds including Pearl, National Provident Life and London Life
- Methodology and assumptions for Realistic Peak very similar to those used for Market-Consistent Embedded Value
- Advice provided by Tillinghast-Towers Perrin

Realistic Balance Sheets based on CP 195

Life Services
Illustrative Realistic Balance Sheets based on CP 195
As at 31 December 2003 (£m)

	Pearl	National Provident Life	London Life
Admissible assets [1]	14,499	7,035	2,706
Adjustment for non-profit business	(3,319)	88	(1,044)
Available assets	11,180	7,123	1,662
Realistic liabilities	(10,383)	(6,948)	(1,640)
Assets available to cover risk capital margin	797	175	22
Risk capital margin	(559)	(112)	(22)
Free capital	238	63	0

Note

1 Admissible assets held in both the long-term and shareholder funds.

HHG PLC

Realistic Balance Sheets - ABI Presentation

With Profits Realistic Basis Balance Sheet (£m)	Pearl	National Provident Life	London Life
Realistic Basis Assets			
Total Statutory Asset of With Profit Fund	10,617	6,569	1,662
Additional Statutory Assets outside With Profit Fund backing With Profits Business	522	213	22
Valuation Adjustments to Statutory Assets and Additional Assets arising on Realistic Basis	268	341	49
Total	11,407	7,123	1,733
Liabilities			
Policyholder Realistic Basis Liabilities	9,604	5,883	1,573
Other Liabilities	779	1,065	89
Total	10,383	6,948	1,662
Realistic Basis Assets in Excess of Total Liabilities	1,024	175	71
With Profits Capital Requirements on a Realistic Basis	319	18	0
Realistic Basis Assets in Excess of Total Liabilities and Capital Requirements	705	157	71
Ratio of Realistic Base Assets to With Profits Capital Requirements on a Realistic Basis	3.2	9.7	n/a

Realistic Balance Sheets

£m	CP195 30/06/03	CP195 31/12/03	ABI Basis 31/12/03
Pearl			
Available Assets	386	797	**1,024**
RCM	311	559	**319**
Coverage	1.2	1.4	**3.2**
National Prov			
Available Assets	201	175	**175**
RCM	151	112	**18**
Coverage	1.3	1.6	**9.7**
London Life			
Available Assets	29	22	**71**
RCM	29	22	**0**
Coverage	1.0	1.0	**-**

Statutory Balance Sheets

£m	Regulatory Capital FY02	Regulatory Capital HY03	Regulatory Capital FY03
Pearl			
Available Assets	495	452	839
Implicit Items	500	400	31
RMM	602	588	560
FAR %	2.7%	1.8%	2.1%
National Prov			
Available Assets	427	341	374
Implicit Items	0	0	0
RMM	322	310	276
FAR %	1.2%	0.4%	1.4%
London Life			
Available Assets	94	50	125
Implicit Items	80	80	12
RMM	98	99	89
FAR %	2.6%	1.1%	1.7%

Equity Backing Ratios

- Separate asset measures for each fund
- Gilts and bond used to back non-profit business
- Risk based evaluation of asset mix for with-profits funds
- Use of derivatives to hedge where appropriate
- Out of the money equity puts provide insurance in Pearl
- Swaptions held against GAO risk in all funds


EBR - Pearl
FY 2002
48%
FY 2003
31%
EBR[1] – London Life
FY 2002
45%
FY 2003
12%
EBR[1] – National Provident Life
FY 2002
49%
FY 2003
14%

[1] Equity Backing Ratios in London Life and National Provident Life reflect non-equity growth assets - primarily property and some private capital.

Summary

- Strong growth in EV
- Stable and improving capital position
- Successfully managing the business in accordance with the new regulatory environment
- Financial tools to deliver the new regulatory requirements in place
- Tightening of controls to manage and actively seek to reduce risk

Limitation

Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other factors: performance of financial markets, changes in interest rates, changes in the market prices of assets which replicate life insurance liabilities, changes in laws, regulation and government policy, mortality and persistency experience, changes in tax treatment, changes in reinsurance arrangements and developments in accounting practice. HHG assumes no obligation to update any forward-looking information contained in this document.



HHG Life Services

Embedded Values and Regulatory Capital Position

31 March 2004

Agenda

- Overview of Life Services
- Embedded Values
  - Framework
  - Results
  - Assumptions
  - Analysis of Movement
  - Sensitivity Analysis
- Regulatory Capital Position
  - Realistic Balance Sheets
  - ABI Presentation
  - Statutory Balance Sheets
  - Equity Backing Ratios
- Summary

Overview of Life Services


Pearl
£13.6bn
National Provident Life

Embedded Value Framework

- Covers all business of Life Services including life companies and Service Company; excludes the value of investments in HHG companies outside Life Services
- Results prepared on both a Traditional and a Market-Consistent basis
- Traditional EV allows approximately for risk via risk-adjusted discount rate. Market-Consistent EV allows explicitly for the market-related risks within Life Services
- Market-Consistent EV includes a full market-consistent valuation of all policyholder liabilities using stochastic techniques and an asset calibration which replicates market prices at 31 December 2003
- Based on best estimate operating assumptions
- Advice provided by Tillinghast-Towers Perrin

Embedded Value Results

Life Services
Traditional Embedded Value [1]
As at 31 December 2003 (£m)

	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Adjusted net assets	394	22	193	609
Value of in-force business	493	143	99	735
Cost of capital	(171)	(10)	(18)	(199)
Traditional Embedded Value	716	155	274	1,145

Note

1. *At risk discount rates of 9.9% for Pearl & National Provident Life, and 7.9% for all other companies, representing margins above gilt rates of 5.0% and 3.0% respectively.*

Embedded Value Results

Life Services
Market-Consistent Embedded Value (Excluding Explicit Agency Costs)
As at 31 December 2003 (£m)

	Pearl & National Provident Life	London Life	Unit Linked, Service & Other Companies	Total
Adjusted net assets	394	22	193	609
Value of in-force business	470	205	112	787
Cost of capital	(113)	(4)	(8)	(125)
Market-Consistent Embedded Value	751	223	297	1,271

Embedded Value Results

Life Services
Illustrative Market-Consistent Embedded Value
As at 31 December 2003 (£m)

	Illustrative Level of Agency Costs [1]		
	0%	2.5%	5%
Market-Consistent Embedded Value (excluding explicit Agency Costs)	1,271	1,271	1,271
Agency Costs	0	(32)	(64)
Market-Consistent Embedded Value (including Agency Costs)	1,271	1,239	1,207

Note

1. *Percent of Market-Consistent Embedded Value.*

Embedded Value Results

Life Services
Derivation of Adjusted Net Assets
As at 31 December 2003 (£m)

UK GAAP net assets after excluding the value of any investments in HHG companies outside Life Services	1,177
Exclude intangibles [1]	(86)
Exclude London Life contingent loan [2]	(161)
Exclude National Provident Life Limited contingent loan [3]	(303)
Exclude accrued shareholder transfers in Pearl [4]	(18)
Adjusted net assets	609

Notes

1 The intangibles excluded are NPI Goodwill of £31 million, NPI deferred acquisition costs of £48 million and Pearl deferred acquisition costs of £8 million.

2 The value of the contingent loan is included in the value of in-force business and is excluded from the adjusted net assets.

3 The value of National Provident Life is included within Pearl and National Provident Life's value of in-force business and is excluded from the adjusted net assets.

4 The value of the accrued shareholder transfers is included in the value of in-force and is excluded from the adjusted net assets.

Embedded Value Assumptions

- All on a best estimate basis
- Traditional EV economic assumptions

Embedded Value Assumptions

- Market-Consistent EV economic assumptions calibrated using prices of traded instruments, primarily swaps, swaptions and equity puts
- Risk discount rate in Traditional EV will be reviewed from time to time and set by reference to the Market-Consistent EV
- Prudent approach to setting risk discount rates under the traditional EV, likely to catch up MCEV when benign market conditions have been more sustained
- *Cost of capital captures a significant proportion of shareholder capital:*
  - lock-in factor to the extent capital required to support with-profits capital requirement
  - recognition of double taxation on all assets on all assets, given likely requirement to retain within life companies

Embedded Value Assumptions - Cashflow Reconciliation


Claims comparison H2 2003 (£m)
2,500
2,000
1,500
1,000
500
0
Actual
Expected
Total (HHG PLC)
Pearl PP
Pearl CWP
Pearl UWP
London Life CWP
NPLL CWP
Other (PAUF, PAULP, NPIL, LL Linked)

- Broadly in line except for NPLL
- NPLL variances
  - SERP & Personal Pensions (£150 million)
  - Life Bonds, Other (£150 million)
  - A broad offset with good and bad experience